UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Consummation of Second Closing and Redemption of the Exchange Note

As previously disclosed, on November 25, 2024, Color Star Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) who are parties to certain securities purchase agreements dated September 27, 2024, as amended on November 25, 2024 (the “SPA”), elected to consummate an Additional Closing (as defined in the SPA), pursuant to which the Company shall issue senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $7.68 million (the “November Notes”).

Upon the satisfaction and/or waiver of all closing conditions set forth in the SPA, on December 2, 2024 the Company issued the November Notes to the Purchasers (the “Second Closing”). Concurrent with the Second Closing, the Purchasers fully redeemed the senior secured convertible notes issued to the Purchasers on November 25, 2024 in the aggregate principal amount of $7.6 million pursuant to certain note exchange agreements dated November 25, 2024 and the terms of the SPA, as amended.

The sale and offering of the November Notes and the Class A ordinary shares issuable upon conversion of the November Notes described above was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333- 281668) that was previously filed with the Securities and Exchange Commission and declared effective on August 28, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration Number 333-281668, filed on August 20, 2024), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer